UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66434

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneCastle Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 West 57th Street 35th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Holmen	212-354-6500	Rholmen@stonecastlesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	New Jersey	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Holmen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StoneCastle Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

XIOMARA LARIOS
Notary Public - State of New York
NO. 01LA6123825
Qualified in New York County
My Commission Expires 7/24/25

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
(g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONECASTLE SECURITIES, LLC
Statement of Financial Position
December 31, 2021

STONECASTLE SECURITIES, LLC

INDEX

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-7

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
Stone Castle Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York

February 22 2022

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS	
Cash	$ 2,297,825
Due from broker, including clearing deposit of $350,000	2,893,295
Prepaid expenses and other assets	144,959
	$ 5,336,079
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,359,381
Due to affiliate	33,900
Total liabilities	2,393,281
Member's equity	2,942,798
	$ 5,336,079

See accompanying notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED

1. Nature of business and summary of significant accounting policies

Nature of Business

StoneCastle Securities, LLC (the "Company" or “StoneCastle”) is a corporation organized under the laws of the state of Delaware on March 8, 2004. The Company's operations consist primarily of engaging in the brokering or dealing of corporate debt securities and the placement of private placement securities. The Company is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority Inc. (“FINRA”).

The Company is permitted to engage in the following activities:

Private placement of securities,
Structuring fixed income structured finance transactions,
Broker or dealer retailing corporate equity securities over-the-counter,
Broker or dealer selling corporate debt securities, including collateralized debt obligations, collateralized loan obligations, and bank obligations such as trust preferred securities, preferred senior debt and CDs,
U.S. government securities dealer,
U.S. government securities broker,
Municipal securities dealer,
Municipal securities broker,
Broker or dealer selling interests in mortgages or other receivables,
Put and call broker or dealer or option writer,
Non-exchange member arranging for transactions in listed securities by exchange member; and
Trading securities for own account.

Basis of Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations regarding financial reporting of the SEC.

These financial statements were approved by management and are available for issuance on February 22, 2022. Subsequent events have been evaluated through this date.

Due from Broker

The amount due from broker arises in the ordinary course of business and is pursuant to a clearing agreement with the clearing firm. Due from broker at December 31, 2021 includes a $350,000 clearing deposit.

1. Nature of business and summary of significant accounting policies (continued)

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset’s amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company’s expectation of the collectability in determining the allowance for credit losses. The Company’s expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2021, there was no allowance for credit losses. For the year ended December 31, 2021, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

Property and Equipment

Furniture and fixtures, computer equipment and office equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method based upon estimated useful lives of five years.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Trading Income. The Company arranges for buys and sells of fixed income securities on behalf of its customers. Each time customers enter into a buy/sell transaction, the Company receives the net difference between the buy and sell as compensation for its services. All revenue recorded as well as the related commission and clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking. The Company earns revenue from financial advisory services including fees generated in connection with mergers, acquisitions and restructuring transactions and such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific engagement. Payment for advisory services is generally due upon completion of the transaction or milestone. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of the contracts, and such fees are collected based on the terms of the contracts.

At January 1, 2021 and December 31, 2021, there were no receivables, contract assets or contract liabilities.

Income Taxes

The Company is a single member disregarded LLC entity for income tax reporting purposes and, accordingly, has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT is reflected on the books of the Company in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2021, UBT tax expense was $33,900 and is included in due to affiliate as of December 31, 2021.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $2,796,738, which was $2,637,186 in excess of its minimum requirement of $159,552. The ratio of aggregate indebtedness to net capital was 0.86 to 1.

3. Contingent liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2021, the Company has been named party to a legal action. The Company intends to vigorously defend this action as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of ongoing legal proceedings will not have a material adverse effect on the Company's statement of financial condition.

4. Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $350,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

Pursuant to an expense sharing agreement, the Company pays for office space, administrative services and equipment to the Company's parent. The expenses under this agreement for the year ended December 31, 2021 were $144,000 which is included in professional fees in the statement of operations.

The Company's parent, its affiliates and the Company, incur intercompany expenses resulting from certain transactions. These expenses are recorded in the accompanying statement of financial condition as due from parent and/or due to affiliate(s) to appropriately reflect the incurred obligations and the resulting liabilities. As of December 31, 2021, due to affiliate balance was $33,900.

9. Commitments

The Company has entered into multiple agreements with various vendors to provide services. These services include market data, research, and communications. The lengths of the agreements are between 6 months and 2 years. Payments are pursuant to the terms of each agreement and are expensed as incurred.